May 16, 2005

Mail Stop:  4-6

Mr. Csaba Toro
Chief Executive Officer
Euroweb International Corporation
1138 Budapest
Vaci ut 141. Hungary

Re:	Item 4 Form 8-K filed April 20, 2005

Dear Mr. Toro:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note that in the accountants letter filed as Exhibit 16.1 that
KPMG states that they "are not in a position to agree or disagree with the Company`s statements that there were no reportable events between January 1, 2005 and April 15, 2005." Help us understand why
KPMG is unable to agree or disagree with the Company`s statement that there were no reportable events during this period in which KPMG was still engaged. Since KPMG was still engaged during this period, they should be able to agree or disagree as to whether there were any reportable events during this period. Additionally, to the extent that there were any letters or written communication to and from the former accountants regarding any reportable events to management or the Audit Committee, please provide us with such correspondence.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 551-3406, or in my absence, to Robert Benton at (202) 551-3140.

Sincerely,


Patrick Gilmore, CPA
Staff Accountant
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Csaba Toro
Euroweb International Corporation
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